FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER Cardiome Pharma Corp. 3650 Wesbrook Mall Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE March 15, 2004

Item 3.	PRESS RELEASE March 15, 2004 - Vancouver, British Columbia

Item 4.

SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. reported financial results for the thirteen months ended December 31, 2003 (“Fiscal 2003”). The thirteen-month fiscal period is a result of the Company’s recent change of year-end from November 30 to December 31 to synchronize the fiscal reporting period with the majority of our industry peers. Amounts, unless specified otherwise, are all in Canadian dollars.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached press release dated March 15, 2004 for a full description.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS Not Applicable.

Item 7.	OMITTED INFORMATION Not Applicable.

Item 8.	SENIOR OFFICER

Name:	Christina Yip
Title:	Vice President, Finance and Administration
Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 25th day of March, 2004.

CARDIOME PHARMA CORP.

Per:
Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.